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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT N0.1)

                             KOREA THRUNET CO., LTD
                                (Name of Issuer)

                   Common Stock, par value Won 2,500 per share
                         (Title of Class of Securities)

                                    Y49975108
                                    ---------
                                 (CUSIP Number)

                                 Kyu June Hwang
                              Hanaro Telecom, Inc.
                         Kukje Electronics Center Bldg.
                                   24th Floor
                               Seocho-dong 1445-3
                                    Seocho-gu
                              Seoul, Korea 137-728
                                 (822) 6266-2380

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 15, 2003
             (Date of Event which Requires Filing of this Statement)

                                   ----------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box -.

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CUSIP No. 409649209

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons
          HANARO TELECOM, INC.

(2)  Check the Appropriate Box if a Member of Group (See Instructions)
     (a) -
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     (b) -
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(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Sources of Funds (See Instructions) OO
                                         ---------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).-

(6)  Citizenship or Place of Organization Republic of Korea
                                          --------------------------------------

--------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power  None(1)
                                              ----------------------------------
Shares
                           -----------------------------------------------------
Beneficially      (8)      Shared Voting Power  None
                                                --------------------------------
Owned by
                           -----------------------------------------------------
Each              (9)      Sole Dispositive Power  None(1)
                                                   -----------------------------
Reporting
                           -----------------------------------------------------
Person            (10)     Shared Dispositive Power  None
                                                     ---------------------------
With
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person None(1)
                                                                  -------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)-
                    ------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) Nil
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) CO
                                                 -------------------------------

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(1)  Hanaro Telecom terminated the Share Purchase Agreement pursuant to which it acquired approximately 31.8% of the outstanding common shares of the Issuer on January 3, 2003, and sold all of such shares back to the Sellers in accordance with the terms of the Share Purchase Agreement. See Item 3 for further details.

                                       2

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     This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is filed by the undersigned to amend the Schedule 13D filed on January 10, 2003 (the "Original 13D") relating to the common stock, par value Won 2,500 per share, issued by Korea Thrunet Co., Ltd., a Korean corporation (hereinafter referred to as "Korea Thrunet" or the "Issuer"), solely to reflect a change in Hanaro Telecom's beneficial ownership of the common stock of the Issuer, which terminates Hanaro Telecom's obligation to report its beneficial ownership. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D.


Item 1. Security and Issuer

     No change.


Item 2. Identity and Background

     No change.


Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and restated in its entirety as follows:

     On December 30, 2002, Hanaro Telecom entered into a share purchase agreement (the "Share Purchase Agreement") and a Convertible Bonds Subscription Agreement (the "CB Agreement") with TriGem Computer, Inc., Naray & Company, Inc., Naray D&C, Inc., TriGem Ventures, Inc., TriGem InfoNet, Inc., Solvit Media Inc., TG Information Consulting, Inc. and AI Leaders, Inc. (collectively, the "Sellers"), pursuant to which Hanaro Telecom agreed to purchase from the Sellers an aggregate of 55,864,431 shares (the "Shares") in two tranches as follows (the "Transaction").

     On January 3, 2002, Hanaro Telecom purchased the first tranche of shares, being 24,653,333 Shares, in consideration for the issue by Hanaro Telecom to the Sellers of Won 43 billion zero coupon convertible bonds due 18 months from the date of issuance ("CB1") and Won 43 billion zero coupon convertible bonds due 60 months from the date of issuance ("CB2") for a total subscription price of Won 86 billion. Each bond is convertible into one share of Hanaro Telecom's common stock at a price of Won 5,000 per Hanaro Telecom share. Subject to conversion or early redemption, CB1s are redeemable for cash at 100% of the face value of CB1s at the end of their maturity period, and CB2s are redeemable for cash at 85% of the face value of the CB2s at the end of their maturity period.

     The second tranche was scheduled to close on February 7, 2003 or such other time as the parties may agree, on which date Hanaro Telecom had agreed to purchase the remaining 31,211,098 Shares.

     However, on January 15, 2003, Hanaro Telecom exercised its right to terminate the Share Purchase Agreement on the basis that the Disclosure Schedule was not satisfactory. On the same date, Hanaro Telecom sold to the Sellers all of the first tranche of shares, being 24,653,333 Shares, and redeemed from the Sellers all of the CB1s and CB2s issued to the Sellers on January 3, 2003, in accordance with the terms of the Share Purchase Agreement and the CB

                                       3

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Agreement. As a result of the termination of the Share Purchase Agreement, the
CB Agreement was also terminated.

     The foregoing description of the Share Purchase Agreement and the CB Agreement does not purport to be complete and is qualified in its entirety by reference to such agreements, copies of which were attached to the Original 13D as Exhibit B and Exhibit C, respectively, and which are incorporated herein by reference in their entirety.


Item 4. Purpose of Transaction

     Item 4 is hereby amended and restated in its entirety as follows:

     Hanaro Telecom terminated the Share Purchase Agreement on the basis that the Disclosure Schedule was not satisfactory. Hanaro Telecom learned, after conducting a careful due diligence on the Issuer and reviewing the Issuer's Disclosure Schedule, that material synergistic effects expected from the investment are difficult to achieve.

     Hanaro Telecom does not currently have any plans or proposals that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above (although Hanaro Telecom reserves the right to develop such plans).


Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) Hanaro Telecom does not beneficially own any securities of the Issuer and does not presently have any right to acquire any securities of the Issuer.

     (b) Hanaro Telecom does not have any power to vote or direct the vote of any securities of the Issuer.

     (c) Except as described herein, neither Hanaro Telecom nor, to the best of Hanaro Telecom's knowledge, any other person referred to in Exhibit A attached to the Original 13D, beneficially owns or has acquired or disposed of any shares of the Issuer during the past 60 days.

     (d) Not applicable.

                                       4

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     (e) Hanaro Telecom ceased to be the beneficial owner of more than 5 percent of the shares of the Issuer's common stock on January 15, 2003.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 3 is hereby amended and restated in its entirety as follows:

     In connection with the Share Purchase Agreement, Hanaro Telecom also entered into a Warrant Purchase Agreement with SB Thrunet Pte. Ltd. ("SB Thrunet") on December 30, 2002 (the "Warrant Purchase Agreement"), a copy of which was attached to the Original 13D as Exhibit D, to purchase from SB Thrunet warrants to subscribe for an aggregate of 26,056,338 shares of the Issuer's common stock in consideration for a total purchase price of US$2,000,000. However, as a result of the termination of the Share Purchase Agreement, the Warrant Purchase Agreement has also been terminated.

     Other than the Share Purchase Agreement, the CB Agreement, the Warrant Purchase Agreement and the termination thereof described above, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits

        Exhibit A -       Incorporate by reference the list of Directors and
                          Officers of Hanaro Telecom, filed as Exhibit A to the
                          Original 13D.

        Exhibit B -       Incorporate by reference the Share Purchase Agreement,
                          dated December 30, 2002, among Hanaro Telecom, Inc.,
                          and TriGem Computer, Inc., Naray & Company, Inc.,
                          Naray D&C, Inc., TriGem Ventures, Inc., TriGem InfoNet,
                          Inc., Solvit Media Inc., TG Information Consulting,
                          Inc. and AI Leaders, Inc., filed as Exhibit B to the
                          Original 13D.

        Exhibit C -       Incorporate by reference the Convertible Bonds
                          Subscription Agreement, dated December 30, 2002, among
                          Hanaro Telecom, Inc., and TriGem Computer, Inc., Naray
                          & Company, Inc., Naray D&C, Inc., TriGem Ventures, Inc.,
                          TriGem InfoNet, Inc., Solvit Media Inc., TG Information
                          Consulting, Inc. and AI Leaders, Inc., filed as Exhibit C
                          to the Original 13D.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



January 27, 2003                            HANARO TELECOM, INC.



                                            By: /s/ Kyu June Hwang
                                                -------------------------------
                                                Name:  Kyu June Hwang
                                                Title: Managing Director

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